

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
GNC Acquisition Holdings Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

> **Re:** **GNC Acquisition Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 25, 2011**
> **File No. 333-169618**

Dear Mr. Stubenhofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Consolidated Financial Data, page 12

1. Please tell us the nature of adjustments that you intend to include in the "As Adjusted" income (loss) per share and balance sheet data on page 13. Please note that common shares whose proceeds will be used for general corporate purposes should not be included in the computations of as adjusted earnings per share data. In addition, please tell us your consideration of providing pro forma financial information required by Article 11 of Regulation S-X elsewhere in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

2. Please tell us whether the valuations used to determine the fair value of your common stock used in estimating the fair value of options granted during the most recent year

were contemporaneous or retrospective and whether they were performed by an unrelated third party. In addition, please provide the following additional disclosures:

- A detailed discussion of the significant factors, assumptions and methodologies used to determine the fair value of your common stock used in estimating the fair value of stock options granted during the year;

- A discussion of each significant factor contributing to the increase in the fair value of your common stock during the most recent year;

- A discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock used in estimating the fair value of stock options granted during the most recent year; and

- If applicable, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist at each grant date.

3. Please tell us amount of the discounts applied to the fair value of your common stock based on your net enterprise value to reflect the lack of liquidity and control and the factors you considered in determining such discounts, including company-specific, industry-related and economic-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the discounts are reasonable under the circumstances.

Liquidity and Capital Resources, page 55

Cash Used in Financing Activities, page 57

Senior Notes, page 58

4. Please disclose the interest rate on the Senior Notes at December 31, 2010.

Executive Compensation, page 107

Summary Compensation Table, page 119

5. We note your response to comment 13 in our letter dated February 17, 2011. Please disclose, via footnote, that $543 and $1,177 of the salary paid to Messrs. Nuzzo and Dowd, respectively, in fiscal 2010 represent retroactive salary increases for services performed by them during the period from December 6, 2009 to December 31, 2009.

Principal and Selling Stockholders, page 127

6. Please disclose, via footnote, the natural person(s) who have sole or shared voting or investment power over each of Whitepier & Co. and Whitetuna & Co. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

7. Please revise to present a pro forma balance sheet giving effect to the redemption of the Series A Preferred Stock, excluding effects of the offering proceeds, alongside of the most recent historical balance sheet. Please also include disclosure in the notes to financial statements that describes the pro forma presentation.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), page F-5

8. It appears that income taxes netted against the unrealized loss on derivatives designated and qualified as cash flow hedges is incorrect. Please revise or advise.

Exhibit 5.1

9. Please file a dated and executed copy of counsel's opinion before you request acceleration of effectiveness of the registration statement.

10. Please supplementally confirm to us that the Selling Stockholders' Shares will include the shares covered by the underwriters' over-allotment option.

11. Please delete the phrase ", as the case may be," in the fourth paragraph, last sentence. Such phrase implies that you may issue new shares to Selling Stockholders, not in connection with the exercise of options, for such Selling Stockholders to sell to the underwriters pursuant to such underwriters' over-allotment option.

12. Please revise the fifth paragraph to state that the General Corporation Law of the State of Delaware includes all applicable Delaware statutory provisions of law and reported judicial decisions interpreting these laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Philippa M. Bond
        Proskauer Rose LLP